EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.

RADA Received Order for Radars for High Energy Laser (HEL) System from a Far-Eastern Customer

RADA's MHR becoming more pervasive in HEL development programs

NETANYA, Israel, January 3, 2017 -- RADA Electronic Industries Ltd. (Nasdaq: RADA) today received an order for its Multi-mission Hemispheric Radar-based (MHR) RPS-42 radar system, to be used by a key customer based in the Far-East, for the development and testing of its High Energy Laser (HEL) ground-based tactical weapon system.

Ground-Based tactical HEL systems are widely perceived today as the weapon of the future. This is because they are able to produce precise and tailored effects against multiple targets, they support ‘speed-of-light’ responsiveness and have deep magazines. These disruptive capabilities allow them to support a wide range of missions and create military technology ‘breakout’. Moreover, their significant lower cost per shot compared to expendable kinetic munitions, has the potential to change the economics of war. Typically, such weapons would be used against tactical, low-cost and short-range threats, which endanger the maneuver force, such as rockets, mortars (C-RAM mission) and UAVs (C-UAV mission).

Dov Sella, RADA’s CEO, commented, "We have developed the MHR to meet the highest requirements of tactical, land-based force protection solutions. The high energy laser market is gradually being recognized as the weapon for the future, and we are very happy to be involved in a continuously growing number of such programs. There are about ten HEL development programs in the Western world; and we are currently involved in four such programs, as well as being in advanced discussions with additional four integrators in the Far East, Europe and the USA.”

The MHR is currently integrated into the US Navy/Marine Corps GBAD HEL program, the Lockheed Martin Athena HEL program, and Boeing's HEL-MD and Silent Strike programs. This current order is the fourth order of MHR for HEL weapon systems, re-emphasizing the suitability and potential of the MHR to HEL systems.

RADA’s MHR platform has been developed to address the protection needs of the maneuver force. It is an S-band, software-defined, pulse-Doppler, active electronically scanned array radar. The radar system introduces sophisticated beam forming capabilities and advanced signal processing, which can provide various missions on each radar platform and offers excellent performance-to-price ratio. It is compact and mobile, operates on-the-move and enables tactical threats' detection capabilities which make it an ideal choice for the surveillance radar as part of emerging HEL systems.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems and Avionics Systems for fighter aircraft and UAVs.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact: David Mayer (BD Director) Tel: +972-9-892-1111 mrkt@rada.com	IR Contact GK Investor Relations Ehud Helft, Partner Tel: 1 617 318 3096 ehud@gkir.com